UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 454th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 7th, 2023

1.    DATE, TIME AND VENUE: On November 7th, 2023, at 11:00 a.m. (São Paulo local time), held remotely, as provided for in Article 19, first Paragraph of the Internal Rules of the Board of Directors and the Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2.    CALL NOTICE AND ATTENDANCE: The call was made pursuant to the Company’s Bylaw. The members of the Board of Directors, who subscribe these minutes, were present, establishing, therefore, quorum in accordance with the Bylaws. The Board Members, Mr. Ignácio Moreno Martínez and Ms. Denise Soares dos Santos, were represented by the Chairman of the Board, Mr. Eduardo Navarro de Carvalho, by proxy. Also were present, in accordance with Article 163, §3, of Law No. 6,404/76 ("Corporation Law"), Mr. Stael Prata Silva Filho, Mrs. Luciana Doria Wilson, and Mrs. Gabriela Soares Pedercini, members of the Company's Fiscal Council, whose participation was restricted to the time required for consideration and clarification on the subject indicated in item 4.1 of the Agenda, as well as the CFO and Investor Relations Officer, Mr. David Melcon Sanchez-Friera, and the General-Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as the meeting Secretary.

3.    PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.    AGENDA AND RESOLUTION:

4.1. Proposal for Company’s Capital Reduction.

To commence the proceedings, Mr. David Melcon Sanchez-Friera clarified that the meeting aimed to discuss and deliberate the proposal for a reduction in the Company’s capital stock in the amount of R$1,500,000,000.00 (one billion and five hundred million reais), without the cancellation of shares issued by the Company, as it was considered excessive according to Article 173 of Corporation Law (“Reduction”), with no changes in the number of shares and the percentage of shareholders’ participation in the Company’s share capital. Consequently, if the Reduction is approved at an Extraordinary General Meeting (“EGM”) and after the legal period of 60 (sixty) days for creditors’ opposition, as provided for in Article 174 of the Corporation Law, the Company’s capital stock will change from R$63,571,415,865.09 (sixty-three billion, five hundred and seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents) to R$62,071,415,865.09 (sixty-two billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents), divided into 1,663,556,731 shares. Article 5, caput of the Company’s Bylaws should be amended at the EGM to reflect this change.

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 454th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 7th, 2023

If approved at the EGM, once the Reduction becomes effective (i.e. after the expiration of the creditors’ opposition period without opposition or after payment or deposit in court of the value of their respective credits), the resources resulting from the reduction of capital stock will be paid in a single installment, until July 31st, 2024, on a date yet to be determined by the Company’s Management, to each shareholder individually and in proportion to their respective participation in the Company’s share capital, in accordance with the liquidation procedures established by B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the bookkeeper institution of the Company’s shares, as applicable.

Finally, it was highlighted that the subject matter was previously analyzed by the Audit and Control Committee and the Company's Fiscal Board, which expressed a favorable opinion to all items on the agenda under their competence.

After analyzing and discussing the subject, the members of the Board of Directors, following a favorable opinion expressed by the members of the Fiscal Board present at the meeting, unanimously approved the proposal for the Reduction as presented, as well as the convocation to the Company's EGM to deliberate on the Reduction and amendment of Article 5, caput of the Company’s Bylaws, with the Company's Management authorized to perform all necessary acts for the conclusion of the Reduction operation, including, but not limited to, timely release the call notice and other documents relevant to the EGM.

4.2 Approval to disclose to the market the intention to distribute resources to the Company's shareholders.

A proposal was also presented to the members of the Board of Directors regarding a disclosure to the market that the Company, subject to obtaining the necessary corporate approvals, intends to carry out, in the period comprising the fiscal years of 2024 to 2026, the distribution of resources to its shareholders through dividends, interest on capital, capital stock reductions and buyback of shares of its own issuance, in a total amount equal to or greater than 100% of the net income to be totaled in each of the respective fiscal years mentioned. This is a mere intention of the Company, subject to the effective measurement of results, deliberation of dividends and interest on capital, and implementation of share buyback and capital stock reduction operations, in accordance with the convenience and opportunity to be assessed on a case-by-case basis by the Company's Management, considering the Company's economic and financial situation and also any changes in the business environment and macroeconomic scenario. After analyzing and discussing the subject, the members of the Board of Directors, unanimously expressed a favorable opinion to the proposal of disclosing to the market the intention to distribute resources to the Company's shareholders, as presented.

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 454th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 7th, 2023

5.         CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors declared the meeting adjourned and these minutes were drawn up. São Paulo, November 07, 2023. Board of Directors: (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Denise Soares dos Santos (represented by Eduardo Navarro de Carvalho by proxy); Francisco Javier de Paz Mancho; Ignácio Moreno Martínez (represented by Eduardo Navarro de Carvalho by proxy); Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa. Fiscal Council: Stael Prata Silva Filho; Luciana Doria Wilson; and Gabriela Soares Pedercini. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 454th Meeting of the Board of Directors of Telefônica Brasil S.A., held on November 7th, 2023, drawn up in the Company’s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 8, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director